June 22, 2020

Re:	Entera Bio Ltd. Registration Statement on Form F-3 Filed on June 5, 2020 Registration No. 333-238988

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. Eastern Daylight Time on June 24, 2020 or as soon thereafter as is practicable.

Sincerely,

Entera Bio Ltd.
By:	/s/ Adam Gridley
Name: Adam Gridley
Title: Chief Executive Officer

Via EDGAR